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                              March 29, 2023

       Julio Murillo
       Chief Executive Officer
       Neolara Corp.
       Contiguo a la Guardia de Asistencia Rural
       San Vito, Coto Brus
       Puntarenas, 60801, Costa Rica

                                                        Re: Neolara Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed March 15,
2023
                                                            File No. 333-267330

       Dear Julio Murillo:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 7, 2023, letter.

       Amendment No. 4 to Registration Statement on Form S-1

       General Information about our Company, page 1

   1. We note your response to prior comment 1 and your revised disclosure. Your registration statement now refers to
two promissory notes: one issued June 30, 2022, for $55,000 and one issued February 1,
2023, for $46,500, both in connection with the purchase of
                                                        Futureproof. Please
clarify, if true, that you have received the proceeds of the February 1,
                                                        2023, note and disclose
whether you have used this amount (plus the $8,500 of your own cash), to pay off the
Futureproof purchase in full, including the entire June 30, 2022, promissory note. If
not, please clarify when you will do so, or whether the amount borrowed under the
February 1, 2023, promissory note may be used for other purposes.
 Julio Murillo
Neolara Corp.
March 29, 2023
Page 2
      Further, we note that the February 1, 2023, promissory note is repayable within 150 days. Please identify the lender and any relationship it or he may have with the company, and disclose all material terms of the February 1, 2023, promissory note in your filing.
      Please discuss how you intend to repay the note in this time frame and the implications on you and your operations if you are unable to repay the note in a timely fashion. To the extent you intend to use proceeds from this offering to repay the note, please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K and revise the table accordingly.
       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,
FirstName LastNameJulio Murillo
                                                           Division of
Corporation Finance
Comapany NameNeolara Corp.
                                                           Office of Real
Estate & Construction
March 29, 2023 Page 2
cc:       Mont E. Tanner, Esq.
FirstName LastName